07002254

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

MAIL PROCESSING SECTION RECEIVED FEB 26 2007 WASH, D.C. 210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.L. Reed & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard Suite 1200
(No. and Street)

Los Angeles (City) (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephan R. Pene (310) 893-3006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephan R. Pene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.L. Reed & Company, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 3 day of Jan., 2007

Vicki M. Redhouse
Notary Public

Stephan R. Pene
Signature

Chief Financial Officer
Title

VICKI M. REDHOUSE
Commission # 1458104
Notary Public - California
Los Angeles County
My Comm. Expires Dec 23, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of directors
S.L. Reed & Company:

We have audited the accompanying statement of financial condition of S.L. Reed & Company (the Company), as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.L. Reed & Company as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

S.L. Reed & Company
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 129,531
Commissions receivable	12,193
Deposits held at clearing organization	25,373
Prepaid expenses	17,612
Total assets	$ 184,709

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 16,974
Payable to affiliate	21,537
Retirement plan payable	300
Liabilities subordinated to claims of general creditors	101,437
Total liabilities	140,248

Stockholder's equity

Common stock, no par value, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding	5,000
Additional paid-in capital	197,850
Accumulated deficit	(158,389)
Total stockholder's equity	44,461
Total liabilities and stockholder's equity	$ 184,709

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Operations
For the Year Ended December 31, 2006

Revenue	
Commissions	$ 732,037
Interest income	4,266
Total revenue	736,303
Expenses	
Overhead allocation from affiliate	254,036
Employee compensation and benefits	239,739
Commissions and floor brokerage	123,471
Interest on subordinated notes	5,767
Taxes, other than income taxes	21,209
Other operating expenses	103,221
Total expenses	747,443
Net income (loss) before for income tax provision	(11,140)
Income tax provision	800
Net income (loss)	$ (11,940)

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Changes in Stockholder's Capital
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	(Accumulated Deficit)	Total
Balance at December 31, 2005	$ 5,000	$ 197,850	$ (146,449)	$ 56,401
Net income (loss)	–	–	(11,940)	(11,940)
Balance at December 31, 2006	$ 5,000	$ 197,850	$ (158,389)	$ 44,461

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2006

	Subordinated debt
Balance at December 31, 2005	$ 150,312
Increase:	
Accrued interest	5,750
Decrease:	
Payment of accrued interest	(54,625)
Balance at December 31, 2006	$ 101,437

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ (11,940)
Adjustments to reconcile net income (loss) to net cash provided by equivalents (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	$ (2,616)	
Deposits held at clearing organization	(207)	
Prepaid expenses	(4,765)	
(Decrease) increase in:		
Accounts payable and accrued expenses	9,603	
Interest payable	(48,875)	
Retirement plan payable	300	
Payable to affiliates	372	
Commissions payable	(3,302)	
Total adjustments		(49,490)
Net cash and cash equivalents provided by (used in) operating activities		(61,430)
Cash flows from investing activities:		–
Cash flows from financing activities		–
Net increase (decrease) in cash and cash equivalents		(61,430)
Cash and cash equivalents at beginning of year		190,961
Cash and cash equivalents at end of year		$ 129,531

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Interest	$ 57,962	
Income taxes		$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

S.L. Reed & Company (the "Company") was incorporated in the state of California on March 18, 1996, and began primary operation on March 25, 1997. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company, with the consent of its stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

Note 2: COMMISSIONS RECEIVABLE

Commissions receivable represents amounts due from clearing brokers from commissions on securities purchased and sold by customers of the Company and amounts receivable from regulated investment companies for distribution activities.

Note 3: LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowing under subordination agreement at December 31, 2006 is as follows;

Liabilities subordinated to the claims of general creditors:	
Interest at 5.75% due March 31, 2009	$ 100,000

This subordinated borrowing is covered by an agreement approved by the NASD and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company has not chosen to include accrued interest on the subordinated note in the subordination agreement and it is thus not available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. Accrued subordinated interest payable at December 31, 2006 was $1,437.

Note 4: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $25,000 with Bear Stearns Securities Corp. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate. The balance at December 31, 2006 includes interest earned, for a total of $25,373.

Note 5: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2006, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits.

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

In previous years, the Company was named in a lawsuit and won last year but the plaintiff has contested the verdict. The case is currently in mediation. The Company plans to vigorously defend itself in this mediation, however a reduction in award amount and/or changes in damages claimed as well as additional costs, legal and other, may be incurred in the future. These financial statements contain no adjustment for any potential liabilities associated with this mediation.

Note 6: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California franchise tax minimum of $800.

Note 7: PROFIT SHARING PLAN

Effective January 1, 2000, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been employed for more then one year for the 401(k) and the profit sharing plan. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The participant's contributions are 100% vested at all times. The Company's profit sharing contributions are vested 20% per year of service after the first two years with the Company. For the year ended December 31, 2006, there was no contribution to the plan by the Company.

Note 8: RELATED PARTY TRANSACTIONS

The Company is 100% owned by Windward Capital Group (the "Parent") and is under common ownership with Windward Capital Management Co. ("Windward").

The Company occupies the same premises as Windward, and has an expense sharing agreement with them on a monthly basis. The Company pays Windward a predetermined amount as general overhead allocation for various administrative expenses. In addition, all employees of the Company, except for one registered representative, are also employed by Windward.

Note 8: RELATED PARTY TRANSACTIONS (Continued)

For the year ended December 31, 2006, such expenses totaled $254,036. At December 31, 2006, the Company owes Windward for expenses of $21,537.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $121,849, which was $116,849 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($40,248) to net capital was 0.33:1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

S.L. Reed & Company
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Stockholder's equity		
Common stock	$ 5,000	
Additional paid-in capital	197,850	
Accumulated deficit	(158,389)	
Total stockholder's equity		$ 44,461
Add: Additions to capital		
Secured demand notes	100,000	
Total additions		100,000
Total equity and allowable subordinated loans		144,461
Less: Non-allowable assets		
Prepaid expenses	(17,612)	
Total adjustments		(17,612)
Net capital before haircuts		126,849
Less: Haircuts and undue concentration		
Haircut on fidelity bond	(5,000)	
Total adjustments		(5,000)
Net capital		121,849
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,683	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 116,849
Percentage of aggregate indebtedness to net capital	0.33:1	

There was no difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 Report dated December 31, 2006.

See independent auditor's report.

S.L. Reed & Company
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

S.L. Reed & Company

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of directors
S.L. Reed & Company:

In planning and performing our audit of the financial statements of S.L. Reed & Company (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2007

S.L. Reed & Company

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2006

END